Exhibit 17.1

Hi Debbie and Brian:

As we discussed in separate conversations, I will be resigning from the Board of Directors of SideChannel. My resignation is not based on any disagreement (or any issue for that matter) with the Management team and/or the Board of Directors. Rather, I have varying opportunities that I want to pursue for which I could not if I remained on the Board of Directors.

As discussed and agreed upon with Brian, my resignation will be effective after our next quarterly report filing with the SEC.

Thanks again for the opportunity to serve on the Board of SideChannel and work with such a great team!

Best,

Kevin

Kevin R. Powers, J.D.

Founder and Director, MS in Cybersecurity Policy & Governance Programs, Boston College

Assistant Professor of the Practice, Boston College Law School

Assistant Professor of the Practice, Business Law & Society Dept., Carroll School of Management